SHAREHOLDERS AGREEMENT

*of*

CITYZENITH HOLDINGS, INC.

TABLE OF CONTENTS

# SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this "Agreement") is made as of the 16th day of April 2015, by and among (i) CITYZENITH HOLDINGS, INC., a Delaware corporation (the "Company"), (ii) each holder of Common Stock of the Company (each, a "Common Stockholder"), (ii) each holder of Preferred Stock of the Company(each, a "Preferred Stockholder"), and (iii) any additional investor that acquires capital stock of the Company and becomes a party to this Agreement in accordance with Section 6.9 hereof (each, a "New Stockholder"). The Common Stockholders are set forth on Schedule A to this Agreement. The Preferred Stockholders are set forth on Schedule B to this Agreement.

For purposes of this Agreement, the term "Holder" means each Common Stockholder, Preferred Stockholder and New Stockholder.

A. The Company and certain of the Holders are parties to certain Subscription Agreements with respect to the purchase of Common Stock, Preferred Stock or other capital stock of the Company (the "Subscription Agreements").

B. In order to induce the Company to enter into the Subscription Agreements and to induce certain Holders to invest funds in the Company pursuant to the Subscription Agreement, the Holders and the Company hereby agree that this Agreement shall govern the rights of the Holders to cause the Company to register shares of Common Stock issuable to the Holders, to receive certain information from the Company, and shall govern certain other matters as set forth in this Agreement.

The parties hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1. "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2. "Common Stock" means shares of the Company's common stock, par value $0.001 per share.

1.3. "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.4. "Excluded Registration" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.5. "Holder" means any holder of Restricted Securities who is a party to this Agreement.

1.6. "Immediate Family Member" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein.

1.7. "IPO" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.8. "Person" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.9. "Preferred Stock" means shares of the Company's Series A Preferred Stock.

1.10. "Registrable Securities" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company; (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of such shares; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.6 of this Agreement.

1.11. "Restricted Securities" means (i) the Series A Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event.

1.12. "SEC" means the Securities and Exchange Commission.

1.13. "SEC Rule 144" means Rule 144 promulgated by the SEC under the Securities Act.

1.14. "SEC Rule 145" means Rule 145 promulgated by the SEC under the Securities Act.

1.15. "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.16. "Selling Expenses" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.4.

1.17. "Series A Preferred Stock" means shares of the Company's Series A Preferred Stock, par value $0.001 per share.

2. Registration Rights. The Company covenants and agrees as follows:

2.1. Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.2, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.1 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.5.

2.2. Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.1, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. For purposes of the provision in this Section 2.2(a) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

2.3. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.4. Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders ("Selling Holder Counsel"), shall be borne and paid by the Company. All Selling Expenses relating to Registrable Securities registered pursuant to this Section shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.5. Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.6. Termination of Registration Rights. The right of any Holder to request inclusion of Registrable Securities in any registration pursuant to Section 2.1 shall terminate upon the earliest to occur of:

(a) Upon any liquidation, dissolution or winding up of the Company;

(b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the seventh (7th) anniversary of the date of this Agreement.

3. Transfer Restrictions.

3.1. Restrictions on Transfer.

(a) Without the prior written consent of the Board of Directors, the Restricted Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Restricted Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate or instrument representing Restricted Securities shall be stamped or otherwise imprinted with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.6.

(c) The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2. Before any

proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144 or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.6. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.6(b), except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

3.2. Right of First Offer.

(a) *Right of First Offer*. If any Holder (the "Offering Holder") proposes to Transfer any Restricted Securities (the "Offered Shares") owned by it to any third party, subject to the Board of Directors approval of such Transfer pursuant to Section 3.1, then at any time prior to the consummation of an IPO, and subject to the terms and conditions specified in this Section, each of Michael Jansen or his designee and the Company (individually and collectively, "ROFO Holder") shall have a right of first offer with respect to such Transfer. As between Michael Jansen (or his designee), on the one hand, and the Company, on the other, Michael Jansen (or his designee) shall have the first right under this Section and, if he does not exercise this right, then the Company, through the Board of Directors, may then exercise its rights under this Section. Each time the Offering Holder proposes to Transfer any Offered Shares, the Offering Holder shall first make an offering of the Offered Shares to the ROFO Holder in accordance with the following provisions of this Section. For purposes of this Agreement the term "Transfer" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of Equity Securities owned by a Person or any interest (including but not limited to a beneficial interest) in any shares of Restricted Securities.

(b) *Offer Notice*.

i. The Offering Holder shall give written notice (the "Offering Holder Notice") to the Company and the ROFO Holder stating its bona fide intention to Transfer the Offered Shares and specifying the number of Offered Shares and the material terms and conditions, including the price, pursuant to which the Offering Holder proposes to Transfer the Offered Shares.

ii. The Offering Holder Notice shall constitute the Offering Holder's offer to Transfer the Offered Shares to ROFO Holder, which offer shall be irrevocable for a period of 30 days (the "ROFO Notice Period").

iii. By delivering the Offering Holder Notice, the Offering Holder represents and warrants to the Company and the ROFO Holder that (x) the Offering Holder has full right, title and interest in and to the Offered Shares, (y) the Offering Holder has all the necessary power and authority and has taken all necessary action to sell such Offered Shares as contemplated by this Section, and (z) the Offered Shares are free and clear of any and all mortgage, pledge, security interest, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever, other than those arising as a result of or under the terms of this Agreement.

(c) *Exercise of Right of First Offer.*

i. Upon receipt of the Offering Holder Notice, ROFO Holder shall have until the end of the ROFO Notice Period to offer to purchase all (but not less than all) of the Offered Shares by delivering a written notice (a "ROFO Offer Notice") to the Offering Holder and the Company stating that it offers to purchase such Offered Shares on the terms specified in the Offering Holder Notice. Any ROFO Offer Notice so delivered shall be binding upon delivery and irrevocable by the applicable Holder.

ii. If ROFO Holder does not deliver a ROFO Offer Notice during the ROFO Notice Period, it shall be deemed to have waived all of ROFO Holder's rights to purchase the Offered Shares under this Section, and the Offering Holder shall thereafter be free to Transfer the Offered Shares without any further obligation to ROFO Holder pursuant to this Section.

(d) *Consummation of Sale*. If ROFO Holder does not delivers a ROFO Offer Notice in accordance with this Section, the Offering Holder may, during the 60 day period following the expiration of the ROFO Notice Period (which period may be extended for a reasonable time not to exceed 90 days to the extent reasonably necessary to obtain any required government approvals, (the "Waived ROFO Transfer Period"), Transfer all of the Offered Shares on terms and conditions no more favorable to the purchaser thereof than those set forth in the Offering Holder Notice. If the Offering Holder does not Transfer the Offered Shares within such period or, if such Transfer is not consummated within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Shares shall not be offered to any Person unless first re-offered to the ROFO Holder in accordance with this Section.

(e) *Cooperation*. Each Holder shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f) *Closing*. At the closing of any sale and purchase pursuant to this Section, the Offering Holder shall deliver to the ROFO Holder certificate or certificates representing the Offered Shares to be sold (if any), accompanied by stock powers with signatures guaranteed and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the ROFO by certified or official bank check or by wire transfer of immediately available funds.

4. Information Rights.

4.1. Delivery of Financial Statements.

(a) The Company shall deliver to each Holder, within one hundred twenty (120) days after the end of each fiscal year of the Company, (i) an unaudted balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year, and (iii) an unaudited statement of stockholders' equity as of the end of such year.

(b) If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

(c) Notwithstanding anything else in this Section to the contrary, the Company may cease providing the information set forth in this Section during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

4.2. Inspection. The Company shall permit each Holder (provided that the Board of Directors has not reasonably determined that such Holder is a competitor of the Company), at such Holder's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Holder; provided, however, that the Company shall not be obligated pursuant to this Section to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

4.3. Termination of Information. The covenants set forth in Section 4.1 and Section 4.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon any any liquidation, dissolution or winding up of the Company, whichever event occurs first.

4.4. Confidentiality. Each Holder agrees that such Holder will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.4 by such Holder), (b) is or has been independently developed or conceived by the Holder without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Holder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Holder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Restricted Securities from such Holder, if such prospective purchaser agrees to be bound by the provisions of this Section 3.4; (iii) to any Affiliate, partner, member, stockholder, or wholly owned

subsidiary of such Holder in the ordinary course of business, provided that such Holder informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Holder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

5. Additional Covenants.

5.1. Insurance. The Company shall use its commercially reasonable efforts to obtain, within ninety (90) days of the date hereof, from financially sound and reputable insurers Directors and Officers liability insurance on each member of the Board of Directors, each in an amount and on terms and conditions satisfactory to the Board of Directors, and will use commercially reasonable efforts to cause such insurance policy to be maintained until such time as the Board of Directors determines that such insurance should be discontinued.

5.2. Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, its Certificate of Incorporation, or elsewhere, as the case may be.

5.3. Termination of Covenants. The covenants set forth in this Section 5 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon any liquidation, dissolution or winding up of the Company, whichever event occurs first.

5. Miscellaneous.

6.1. Successors and Assigns. Subject to Section 3 of this Agreement, the terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties; provided that, with respect to any Transfer or other assignment permitted by this Agreement, such transferee or asignee agrees in a joinder or other written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2. Governing Law. This Agreement shall be governed by the internal law of the State of Delaware.

6.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4. Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B (as applicable) hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 6.5.

6.6. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Restricted Securities then outstanding; provided that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Holder without the written consent of such Holder, unless such amendment, termination, or waiver applies to all Holders in the same fashion (it being agreed that a waiver with respect to a particular transaction shall be deemed to apply to all Holders in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Holders may nonetheless, by agreement with the Company, purchase securities in such transaction). The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7. Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8. Aggregation of Stock. All shares of Restricted Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9. Additional Holders. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Restricted Securities or other capital stock of the Company after the date hereof, whether pursuant to a Subscription Agreement or otherwise, any purchaser of such shares of Restricted Securities or other capital stock, as applicable, may become a party to this Agreement by executing and delivering a joinder to this Agreement or an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Holder" for all purposes hereunder. No action or consent by the Holders shall be required for such joinder to this Agreement by such additional Holder, so long as such additional Holder has agreed in writing to be bound by all of the obligations as an "Holder" hereunder.

6.10. Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.11. Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Illinois and to the jurisdiction of the United States District Court for the Northern District of Illinois for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Illinois or the United States District Court for the Northern District of Illinois, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Northern District of Illinois or any court of the State of Illinois having subject matter jurisdiction.

6.12. Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[*Signatures begin on the next page*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

By: ______________________________________

Name: Michael Jansen
Title: Chief Executive Officer